UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

MediWound Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M68830104

 (CUSIP Number)

December 31, 2016

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M68830104	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Lior Rosenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 203,617 (*)
	6	SHARED VOTING POWER 1,710,205 (**)
	7	SOLE DISPOSITIVE POWER 203,617 (*)
	8	SHARED DISPOSITIVE POWER 1,710,205(**)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,913,822 (*) (**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.70% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) includes 63,250 ordinary shares underlying options that are exercisable within 60 days of December 31, 2016.

(**) Based on 21,930,449 ordinary shares issued and outstanding as of December 31, 2016.

CUSIP No. M68830104	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS L.R. Research & Development Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,710,205 (*)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,710,205 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,710,205 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.80% (*)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) Based on 21,930,449 ordinary shares issued and outstanding as of December 31, 2016.

Item 1. (a)                  Name of Issuer:

MediWound Ltd.

(b)	Address of Issuer's Principal Executive Offices: 42 Hayarkon Street Yavne 8122745, Israel

Item 2. (a)	Name of Person Filing: Lior Rosenberg L.R. Research and Development Ltd.

(b)	Address of Principal Business Office:

Lior Rosenberg – 42 Hayarkon Street Yavne 8122745, Israel

L.R. Research and Development Ltd. – 13 Harduf St. Omer 8496500, Israel

(c)	Citizenship:

Lior Rosenberg – Israel

L.R. Research and Development Ltd. – Israel

(d)	Title of Class of Securities: Ordinary Shares, par value NIS 0.01 per share

(e)	CUSIP Number: M68830104

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount beneficially owned:

See rows 5-9 of cover page of each reporting person.

The securities reported herein are beneficially owned as follows:

•
203,617 Ordinary Shares, which amount includes 63,250 ordinary shares underlying options exercisable within 60 days of December 31, 2016 (representing 0.93% of the total Ordinary Shares outstanding) are owned directly by Lior Rosenberg.

•
1,710,205 Ordinary Shares (representing 7.80% of the total Ordinary Shares outstanding) are owned directly by L.R. Research and Development Ltd. in trust for the benefit of Lior Rosenberg. Because Mr. Rosenberg is the sole shareholder of L.R. Research and Development Ltd, he may be deemed to share beneficial ownership in the Ordinary Shares directly beneficially owned by L.R. Research and Development Ltd.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification: Not applicable.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2017

/s/ Lior Rosenberg _________________________ Lior Rosenberg /s/ L.R. Research and Development Ltd. ______________________________ By: Lior Rosenberg Title: Owner and Director

EXHIBIT  NO.                          DESCRIPTION

Exhibit 1
Agreement of Joint Filing by and among the Reporting Persons, dated as of February 13, 2015 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 13, 2015).